Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ACCURIDE CORPORATION

(Under Section 242 of the Delaware

General Corporation Law)

Accuride Corporation (the “Corporation”), a corporation organized and existing under the law of the State of Delaware, hereby certifies as follows:

1.                                       The name of the Corporation is ACCURIDE CORPORATION.

2.                                       The Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on February 26, 2010.

3.                                       This Certificate of Amendment to the Amended and Restated Certificate of Incorporation amends the provisions of the Certificate of Incorporation, and has been duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with Section 242 of the Delaware General Corporation Law (the “DGCL”). A special meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on November 18, 2010, at which meeting the requisite voting power of the Corporation voted in favor of, and thereby duly adopted, this Certificate of Amendment to the Certificate of Incorporation.

4.                                       Section 1 of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Section 1.    Authorized Shares.    This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is ninety million (90,000,000) shares, of which eighty million (80,000,000) shares shall be Common Stock and ten million (10,000,000) shares shall be Preferred Stock. The Common Stock shall have a par value of one cent ($0.01) per share and the Preferred Stock shall have a par value of one cent ($0.01) per share.

Effective upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each ten (10) shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) will automatically be reclassified as and combined into one (1) share of Common Stock.

No fractional shares of Common Stock will be issued in connection with the reclassification and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification shall instead be entitled to receive a cash payment in an amount equal to (i) the average of the closing sale prices per share of the Old Common Stock as reported by the Over-the-Counter Bulletin Board for the five (5) trading days immediately preceding the Effective Date multiplied by (ii) the number of shares of Old Common Stock held by such holder that would otherwise have been reclassified into such fractional share interests. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of whole shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock, as applicable).”

IN WITNESS WHEREOF, Accuride Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer this 18th day of November, 2010.

ACCURIDE CORPORATION

By:	/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President/General Counsel